Exhibit 3.14

INTERIM REPORT

13-week period ended September 30, 2017

4th Quarter and Fiscal 2017

HIGHLIGHTS

2017 Fourth quarter

•	13-week quarter versus 12 weeks in 2016

•	Sales of $3,228.4 million, up 10.2%

•	Same-store sales up 0.4%

•	Fully diluted net earnings per share of $0.66, up 10.0%

•	Net earnings of $154.9 million, up 6.8%

Fiscal 2017

•	53-week fiscal year versus 52 weeks in 2016

•	Sales of $13,175.3 million, up 3.0%

•	Same-store sales up 0.3%

•	Fully diluted net earnings per share of $2.57, up 7.5%

•	Net earnings of $608.4 million, up 3.8%

REPORT TO SHAREHOLDERS

Dear Shareholders,

It is with pleasure that I present our interim report for the fourth quarter of fiscal 2017 ended September 30, 2017.

Sales in the fourth quarter of 2017 reached $3,228.4 million, up 10.2% compared to $2,928.9 million in the fourth quarter of 2016. Excluding the extra 13th week in 2017, fourth quarter sales were up 1.4%. Same-store sales increased by 0.4% compared to an increase of 2.8% in the fourth quarter last year. Our food basket experienced a slight inflation of about 0.3%, compared to deflation in the three previous quarters.

We realized net earnings of $154.9 million in the fourth quarter of 2017, an increase of 6.8% from $145.0 million for the corresponding quarter of 2016, and fully diluted net earnings per share of $0.66 versus $0.60 in 2016, an increase of 10.0%. These increases are largely attributable to the results of the 2017 fourth quarter’s 13th week.

On October 2, 2017, we announced an agreement to acquire The Jean Coutu Group (PJC) Inc., the leading pharmaceutical distributor in Québec, for the sum of $4.5 billion. However regulatory and shareholders approvals are required before we can proceed with the transaction. The Jean Coutu Group will become a wholly-owned division of METRO and take on all pharmaceutical sector distribution and franchising operations.

On October 11, 2017, we announced a projected $400-million investment over six years in our Toronto distribution network. As part of this investment, we will modernize our distribution network, building two new automated distribution centres. This transformation is an important investment in our future in Ontario.

On October 2, 2017, the Board of Directors declared a quarterly dividend of $0.1625 per share, an increase of 16.1% over last year.

We delivered positive same-store sales and earnings per share growth in the fourth quarter in a very competitive market. While our industry will be facing significant challenges in 2018, we are confident that we will continue (1) to grow by executing our customer-first strategies and sustained investments in our network and supply chain. On October 2, 2017, we announced a business combination agreement with The Jean Coutu Group and then completed the sale of the majority of our Alimentation Couche-Tard holding to finance, in part, this acquisition. Over the next few months, our teams will be actively working on making this major acquisition a success that will strengthen our leadership position to better meet our customers’ evolving needs in food, pharmacy, and health and beauty.

Eric R. La Flèche

President and Chief Executive Officer

November 22, 2017

(1)	See section on “Forward-looking Information”

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) sets out the financial position and consolidated results of METRO INC. on September 30, 2017 and for the 13-week period and fiscal year then ended. It should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes in this interim report.

The unaudited interim condensed consolidated financial statements for the 13-week period and fiscal year ended September 30, 2017 have been prepared by management in accordance with IAS 34 “Interim Financial Reporting”. They should be read in conjunction with the audited annual consolidated financial statements and accompanying notes and the MD&A presented in the Corporation’s 2016 Annual Report. Unless otherwise stated, the interim report is based upon information as at November 3, 2017.

Additional information, including the Certification of Interim Filings letters for quarter ended September 30, 2017 signed by the President and Chief Executive Officer and the Executive Vice-President, Chief Financial Officer and Treasurer, is also available on the SEDAR website at: www.sedar.com.

OPERATING RESULTS

SALES

Sales in the fourth quarter of 2017 reached $3,228.4 million, up 10.2% compared to $2,928.9 million in the fourth quarter of 2016. Excluding the extra 13th week in 2017, fourth quarter sales were up 1.4%. Same-store sales increased by 0.4% compared to an increase of 2.8% in the fourth quarter last year. Our food basket experienced a slight inflation of about 0.3%, compared to deflation in the three previous quarters.

Sales for fiscal 2017 totalled $13,175.3 million versus $12,787.9 million for fiscal 2016, an increase of 3.0%. Excluding the extra 53rd week in 2017, sales were up 1.0%. Same-store sales were up 0.3%.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND ASSOCIATE’S EARNINGS

This earnings measurement excludes financial costs, taxes, depreciation and amortization and associate’s earnings.

Operating income before depreciation and amortization and associate’s earnings (Alimentation Couche-Tard) for the fourth quarter of 2017 totalled $236.1 million or 7.3% of sales versus $221.6 million or 7.6% of sales for the same quarter last year, up 6.5%. This increase is largely attributable to 2017’s 13th week.

For fiscal 2017, operating income before depreciation and amortization and associate’s earnings totalled $966.4 million or 7.3% of sales versus $931.3 million or 7.3% of sales for fiscal 2016, up 3.8%.

Gross margins on sales for the fourth quarter and fiscal 2017 were 19.6% and 19.7% respectively versus 19.8% and 19.7% for the corresponding periods of 2016. Operating expenses as a percentage of sales for the fourth quarter and fiscal 2017 were 12.3% and 12.4% respectively versus 12.2% and 12.4% for the corresponding periods of 2016, reflecting ongoing cost controls.

DEPRECIATION AND AMORTIZATION AND NET FINANCIAL COSTS

Total depreciation and amortization expenses for the fourth quarter and fiscal 2017 were $46.0 million and $194.2 million respectively versus $43.9 million and $182.8 million for the corresponding periods of 2016.

Net financial costs for the fourth quarter of 2017 totalled $15.5 million compared to $14.0 for the same quarter last year. For fiscal 2017, net financial costs totalled $63.9 million compared to $61.4 million in 2016.

SHARE OF AN ASSOCIATE’S EARNINGS

Our share of earnings in Alimentation Couche-Tard was $27.5 million for the fourth quarter of 2017 versus $23.8 million for the corresponding quarter of 2016.

For fiscal 2017, our share of earnings in Alimentation Couche-Tard was $93.5 million versus $91.1 million in 2016.

(1)	See section on “Forward-looking Information”

INCOME TAXES

The 2017 fourth quarter income tax expense of $47.2 million represented an effective tax rate of 23.4% compared with the 2016 fourth quarter tax expense of $42.5 million for an effective tax rate of 22.7%.

The income tax expense of $193.4 million for 2017 and $192.0 million for 2016 represented effective tax rates of 24.1% and 24.7% respectively.

NET EARNINGS

Net earnings for the fourth quarter of 2017 were $154.9 million, an increase of 6.8% from $145.0 million for the fourth quarter of 2016. Fully diluted net earnings per share rose 10.0% to $0.66 from $0.60 last year. Excluding the 13th week results and $2.5 million before taxes for professional fees related to The Jean Coutu Group acquisition and the modernization project of our distribution network in Toronto, net earnings would have been similar to last year and fully diluted net earnings per share, up 1.7%.

Net earnings for fiscal 2017 were $608.4 million, an increase of 3.8% over net earnings of $586.2 million for fiscal 2016. Fully diluted net earnings per share rose 7.5% to $2.57 from $2.39 last year. Excluding the 53rd week results and $2.5 million before taxes for professional fees related to The Jean Coutu Group acquisition and the modernization project of our distribution network in Toronto, net earnings would have been up 2.0% and fully diluted net earnings per share, up 5.4%.

EVENTS AFTER THE REPORTING PERIOD

On October 2, 2017, the Corporation and The Jean Coutu Group (PJC) Inc. (“PJC”) announced that they had entered into a definitive combination agreement pursuant to which the Corporation will acquire all of the outstanding PJC Class A subordinate voting shares and all of the outstanding PJC Class B shares (collectively, the “PJC Shares”) for $24.50 per PJC Share (the “Purchase Price”), representing a total consideration of approximately $4,500.0 million, subject to regulatory and PJC shareholder approvals (the “Acquisition”). Under the terms of the Acquisition, PJC shareholders (“PJC Shareholders”) will receive an aggregate consideration which will consist of 75% in cash and 25% in common shares of the Corporation.

To finance the cash element of the Purchase Price, the Corporation secured access to committed bank facilities fully underwritten by Bank of Montreal, Canadian Imperial Bank of Commerce and National Bank of Canada. The committed facilities consist of a $500.0 million term loan facility (itself consisting of a 3-year $100.0 million tranche A, 4-year $150.0 million tranche B and a 5-year $250.0million tranche C), a 1-month $250.0 million bridge term facility, an asset sale term facility of $1,500.0 million and a 1-year $1,200.0 million term facility.

The Corporation completed the sale of the majority of its holding in Alimentation Couche-Tard Inc. on October 13, 2017 and October 17, 2017. As a result of such sale, the Corporation has terminated the $1,500.0 million asset sale term facility and plans to use the proceeds of such sale to finance in part the Acquisition. The Corporation may also undertake alternative permanent financing to finance the transaction.

The Corporation also announced on October 11, 2017, a projected $400.0 million investment over six years in its Ontario distribution network. The Corporation will modernize its Toronto operations between 2018 and 2023, building a new fresh distribution centre and a new frozen distribution centre.

(1)	See section on “Forward-looking Information”

QUARTERLY HIGHLIGHTS

(Millions of dollars, unless otherwise indicated)	2017	2016	Change (%)
Sales
Q4(2)	3,228.4	2,928.9	10.2
Q3(3)	4,073.2	4,015.4	1.4
Q2(4)	2,902.4	2,882.0	0.7
Q1(4)	2,971.3	2,961.6	0.3

Fiscal	13,175.3	12,787.9	3.0

Net earnings
Q4(2)	154.9	145.0	6.8
Q3(3)	183.0	176.5	3.7
Q2(4)	132.4	124.9	6.0
Q1(4)	138.1	139.8	(1.2)

Fiscal	608.4	586.2	3.8

Fully diluted net earnings per share (Dollars)
Q4(2)	0.66	0.60	10.0
Q3(3)	0.78	0.72	8.3
Q2(4)	0.56	0.51	9.8
Q1(4)	0.58	0.56	3.6

Fiscal	2.57	2.39	7.5

(2)	2017 - 13 weeks, 2016 - 12 weeks
(3)	16 weeks
(4)	12 weeks

Sales in the fourth quarter of 2017 reached $3,228.4 million, up 10.2% compared to $2,928.9 million in the fourth quarter of 2016. Excluding the extra 13th week in 2017, fourth quarter sales were up 1.4%. Same-store sales increased by 0.4% compared to an increase of 2.8% in the fourth quarter last year. Our food basket experienced a slight inflation of about 0.3%, compared to deflation in the three previous quarters.

Sales in the third quarter of 2017 reached $4,073.2 million, up 1.4% compared to $4,015.4 million in the third quarter of 2016. Same-store sales decreased slightly by 0.2% compared to an increase of 3.9% in the same quarter last year. Our food basket continued to experience a deflation of approximately 1% (inflation of 1.5% last year) which largely explains our lower sales growth.

Sales in the second quarter of 2017 reached $2,902.4 million, up 0.7% compared to $2,882.0 million in the second quarter of 2016. Same-store sales were up 0.3% (5.0% in the same quarter last year). Our food basket experienced more deflation than in the previous quarter, at about 2.0% (inflation of 3.0% last year), which largely explains our modest sales growth.

Sales in the first quarter of 2017 reached $2,971.3 million, up 0.3% compared to $2,961.6 million in the first quarter of 2016. Same-store sales were up 0.7% (2.8% in the same quarter of 2016). Our aggregate food basket experienced deflation of 1.0% versus an inflation of 2.8% last year, which largely explains our lower sales growth. Certain other factors also impacted our sales negatively, namely our decision not to renew a supply agreement for a network of hospitals in our wholesale pharmaceutical business, as well as the closure for conversion of some Metro stores that has not been offset in the first quarter by sales of the newly-opened discount stores.

Net earnings for the fourth quarter of 2017 were $154.9 million, an increase of 6.8% from $145.0 million for the fourth quarter of 2016. Fully diluted net earnings per share rose 10.0% to $0.66 from $0.60 last year. Excluding the 13th week results and $2.5 million before taxes for professional fees related to The Jean Coutu Group acquisition and the modernization project of our distribution network in Toronto, net earnings would have been similar to last year and fully diluted net earnings per share, up 1.7%.

(1)	See section on “Forward-looking Information”

Net earnings for the third quarter of 2017 were $183.0 million, an increase of 3.7% from $176.5 million for the third quarter of 2016. Fully diluted net earnings per share rose 8.3% to $0.78 from $0.72 last year.

Net earnings for the second quarter of 2017 were $132.4 million, an increase of 6.0% from $124.9 million for the second quarter of 2016. Fully diluted net earnings per share rose 9.8% to $0.56 from $0.51 last year.

Net earnings for the first quarter of 2017 were $138.1 million, a decrease of 1.2% from $139.8 million for the first quarter of 2016. Fully diluted net earnings per share rose 3.6% to $0.58 from $0.56 in 2016. The decrease in net earnings is due to a $6.7 million decline in our share of an associate’s earnings (Alimentation Couche-Tard).

CASH POSITION

OPERATING ACTIVITIES

Operating activities generated cash flows of $236.8 million in the fourth quarter and $696.2 million over fiscal 2017 compared to $224.0 million and $707.4 million for the corresponding periods of 2016.

INVESTING ACTIVITIES

Investing activities required outflows of $112.0 million in the fourth quarter and $333.0 million over fiscal 2017 versus $94.9 million and $328.3 million for the corresponding periods of 2016. The fourth quarter difference is primarily due to fixed and intangible asset acquisitions that were $30.4 million greater in 2017 than in 2016, less $13.0 million in proceeds from disposal of assets. The fiscal year difference is due to $55.3 million higher fixed and intangible asset acquisitions in 2017 and $35.0 million in business acquisitions in 2016.

During fiscal 2017, we and our retailers opened 10 new stores and carried out major expansions and renovations of 45 stores for a net increase of 236,300 square feet or 1.2% of our retail network.

FINANCING ACTIVITIES

In the fourth quarter of 2017, we utilized $37.8 million in funds versus $101.6 million for the corresponding quarter of 2016. This variance is primarily attributable to the redemption of shares in the amount of $71.7 million in 2016 while there was no share redemption in 2017.

Over fiscal 2017, we utilized $241.8 million versus $373.1 million in 2016. This variance is due in part to a $121.0 million net increase in debt compared with 2016. In 2017, there was a $737.7 million debt increase as well as a $537.0 million debt repayment compared to a $222.3 million increase and $142.6 million repayment in 2016. The greater debt increase and repayment in 2017, are due the issuance of $400.0 million unsecured notes. Also, redemption of shares was $28.7 million lower compared to 2016.

FINANCIAL POSITION

We do not anticipate(1) any liquidity risk and consider our financial position at the end of fiscal 2017 as very solid. We had an unused authorized revolving credit facility of $600.0 million. Our non-current debt corresponded to 33.0% of the combined total of non-current debt and equity (non-current debt/total capital).

At the end of fiscal 2017, the main elements of our non-current debt were as follows:

	Interest Rate	Maturity	Balance (Millions of dollars)
Revolving Credit Facility	Rates fluctuate with changes in bankers’ acceptance rates	November 3, 2022	—
Series E Notes	Rates fluctuate with changes in bankers’ acceptance rates	February 27, 2020	400.0
Series C Notes	3.20% fixed rate	December 1, 2021	300.0
Series B Notes	5.97% fixed rate	October 15, 2035	400.0
Series D Notes	5.03% fixed rate	December 1, 2044	300.0

(1)	See section on “Forward-looking Information”

Our main financial ratios were as follows:

	As at September 30, 2017	As at September 24, 2016
Financial structure
Non-current debt (Millions of dollars)	1,441.6	1,231.0
Equity (Millions of dollars)	2,923.9	2,693.2
Non-current debt/total capital (%)	33.0	31.4

	2017	2016
	(53 weeks)	(52 weeks)
Results
Operating income before depreciation and amortization and associate’s earnings/Financial costs (Times)	15.1	15.2

CAPITAL STOCK, STOCK OPTIONS AND PERFORMANCE SHARE UNITS

	As at September 30, 2017	As at September 24, 2016
Number of Common Shares outstanding (Thousands)	227,140	233,846
Stock options:
Number outstanding (Thousands)	3,180	3,483
Exercise prices (Dollars)	15.09 to 44.73	14.55 to 44.73
Weighted average exercise price (Dollars)	26.94	23.67
Performance share units:
Number outstanding (Thousands)	547	664

NORMAL COURSE ISSUER BID PROGRAM

The normal course issuer bid program covering the period between September 12, 2016 and September 11, 2017 allowed the Corporation to repurchase up to 12,000,000 of its Common Shares. Under this program, the Corporation has repurchased 7,811,722 Common Shares at an average price of $40.82, for a total of $318.9 million. The Corporation didn’t renew its normal course issuer bid program.

NEW PARTNERSHIP - MissFresh

On August 1, 2017, the Company announced its partnership with MissFresh, a young company from Montréal, specializing in online sales and home delivery of meal kits. This partnership is part of our digital strategy and will be complementary to our in-store offer. This transaction will have no material effect on our short-term results.

BUYOUT OF NON-CONTROLLING INTERESTS

The Corporation will acquire the minority interests in Adonis and Phoenicia shortly after the end of the current fiscal year. Consequently, the liability for these non-controlling interests has been reclassified in current liabilities.

DIVIDENDS

On October 2, 2017, the Corporation’s Board of Directors declared a quarterly dividend of $0.1625 per Common Share payable on November 14, 2017, an increase of 16.1% over the dividend declared for the same quarter last year. On an annualized basis, this dividend represents approximately 25% of 2016 net earnings.

(1)	See section on “Forward-looking Information”

SHARE TRADING

The value of METRO shares remained in the $38.00 to $47.41 range over fiscal 2017. During this period, a total of 153.3 million shares were traded on the Toronto Stock Exchange. The closing price on November 3, 2017 was $41.28 compared with $42.91 at the end of fiscal 2017.

CONTINGENCY

In October 2017, the Canadian Competition Bureau began an investigation into the supply and sale of commercial bread which involves certain Canadian suppliers and retailers, including the Corporation. Since the investigation is in its early stages, the Corporation is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the inquiry on the Corporation. However, based on the very limited information currently available, the Corporation does not believe that this matter will have a material adverse effect on the Corporation’s business, results of operations or financial condition.

FORWARD-LOOKING INFORMATION

We have used, throughout this report, different statements that could, within the context of regulations issued by the Canadian Securities Administrators, be construed as being forward-looking information. In general, any statement contained herein that does not constitute a historical fact may be deemed a forward-looking statement. Expressions such as “continue”, “anticipate” and other similar expressions are generally indicative of forward-looking statements. The forward-looking statements contained herein are based upon certain assumptions regarding the Canadian food industry, the general economy, our annual budget, as well as our 2018 action plan.

These forward-looking statements do not provide any guarantees as to the future performance of the Corporation and are subject to potential risks, known and unknown, as well as uncertainties that could cause the outcome to differ significantly. The arrival of a new competitor is an example described under the “Risk Management” section of the 2016 Annual Report which could have an impact on these statements. We believe these statements to be reasonable and pertinent as at the date of publication of this report and represent our expectations. The Corporation does not intend to update any forward-looking statement contained herein, except as required by applicable law.

OUTLOOK

We delivered positive same-store sales and earnings per share growth in the fourth quarter in a very competitive market. While our industry will be facing significant challenges in 2018, we are confident that we will continue (1) to grow by executing our customer-first strategies and sustained investments in our network and supply chain. Over the next few months, our teams will be actively working on making a success of the announced business combination with The Jean Coutu Group, a major acquisition that will strengthen our leadership position to better meet our customers’ evolving needs in food, pharmacy, and health and beauty products.

Montréal, November 22, 2017

(1)	See section on “Forward-looking Information”

Interim Condensed Consolidated Financial Statements

METRO INC.

September 30, 2017

Condensed consolidated statements of income

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars, except for net earnings per share)

	Fiscal Year		Fiscal Year
	2017	2016	2017	2016
	(13 weeks)	(12 weeks)	(53 weeks)	(52 weeks)
Sales	3,228.4	2,928.9	13,175.3	12,787.9
Cost of sales and operating expenses (note 4)	(2,992.3)	(2,707.3)	(12,208.9)	(11,856.6)

Operating income before depreciation and amortization and associate’s earnings	236.1	221.6	966.4	931.3
Depreciation and amortization (note 4)	(46.0)	(43.9)	(194.2)	(182.8)
Financial costs, net (note 4)	(15.5)	(14.0)	(63.9)	(61.4)
Share of an associate’s earnings (note 4)	27.5	23.8	93.5	91.1

Earnings before income taxes	202.1	187.5	801.8	778.2
Income taxes (note 5)	(47.2)	(42.5)	(193.4)	(192.0)

Net earnings	154.9	145.0	608.4	586.2

Attributable to:
Equity holders of the parent	150.2	141.3	591.7	571.5
Non-controlling interests	4.7	3.7	16.7	14.7

	154.9	145.0	608.4	586.2

Net earnings per share (Dollars) (note 6)
Basic	0.66	0.60	2.59	2.41
Fully diluted	0.66	0.60	2.57	2.39

See accompanying notes

Condensed consolidated statements of comprehensive income

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars)

	Fiscal Year		Fiscal Year
	2017	2016	2017	2016
	(13 weeks)	(12 weeks)	(53 weeks)	(52 weeks)
Net earnings	154.9	145.0	608.4	586.2
Other comprehensive income
Items that will not be reclassified to net earnings
Changes in defined benefit plans
Actuarial gains (losses)	68.7	(31.5)	108.3	(90.7)
Asset ceiling effect	(3.8)	(1.0)	(8.1)	(0.9)
Minimum funding requirement	—	(0.7)	0.7	0.6
Share of an associate’s other comprehensive income	—	(0.1)	(0.9)	(0.7)
Corresponding income taxes	(17.2)	8.9	(26.6)	24.3

	47.7	(24.4)	73.4	(67.4)

Items that will be reclassified later to net earnings
Share of an associate’s other comprehensive income	(1.5)	0.7	(1.4)	(0.6)
Corresponding income taxes	0.2	(0.1)	0.2	0.1

	(1.3)	0.6	(1.2)	(0.5)

	46.4	(23.8)	72.2	(67.9)

Comprehensive income	201.3	121.2	680.6	518.3

Attributable to:
Equity holders of the parent	196.6	117.5	663.9	503.6
Non-controlling interests	4.7	3.7	16.7	14.7

	201.3	121.2	680.6	518.3

See accompanying notes

Condensed consolidated statements of financial position

(Unaudited) (Millions of dollars)

	As at September 30, 2017	As at September 24, 2016
ASSETS
Current assets
Cash and cash equivalents	148.9	27.5
Accounts receivable	313.7	306.4
Inventories	856.6	827.5
Prepaid expenses	19.0	19.7
Current taxes	18.1	11.9

	1,356.3	1,193.0
Non-current assets
Investment in an associate	475.9	396.5
Fixed assets	1,761.5	1,594.8
Investment properties	15.0	25.7
Intangible assets	389.1	391.7
Goodwill	1,973.8	1,955.4
Deferred taxes	1.9	9.4
Defined benefit assets	39.3	7.5
Other assets	37.9	32.1

	6,050.7	5,606.1

LIABILITIES AND EQUITY
Current liabilities
Bank loans	1.1	1.4
Accounts payable	1,036.1	1,012.8
Current taxes	8.8	35.2
Provisions	2.7	2.6
Current portion of debt	12.9	15.5
Non-controlling interests (note 9)	224.3	—

	1,285.9	1,067.5
Non-current liabilities
Debt (note 7)	1,441.6	1,231.0
Defined benefit liabilities	92.7	160.7
Provisions	2.0	2.8
Deferred taxes	255.7	193.9
Other liabilities	12.3	12.2
Non-controlling interests (note 9)	36.6	244.8

	3,126.8	2,912.9

Equity
Attributable to equity holders of the parent	2,911.1	2,680.6
Attributable to non-controlling interests	12.8	12.6

	2,923.9	2,693.2

	6,050.7	5,606.1

Events after the reporting period (note 3)

See accompanying notes

Condensed consolidated statements of changes in equity

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars)

	Attributable to the equity holders of the parent
	Capital stock (note 8)	Treasury shares (note 8)	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non- controlling interests	Total equity
Balance as at September 24, 2016	571.0	(20.5)	19.3	2,106.1	4.7	2,680.6	12.6	2,693.2
Net earnings	—	—	—	591.7	—	591.7	16.7	608.4
Other comprehensive income	—	—	—	73.4	(1.2)	72.2	—	72.2

Comprehensive income	—	—	—	665.1	(1.2)	663.9	16.7	680.6

Stock options exercised	12.9	—	(2.2)	—	—	10.7	—	10.7
Shares redeemed	(18.1)	—	—	—	—	(18.1)	—	(18.1)
Share redemption premium	—	—	—	(284.5)	—	(284.5)	—	(284.5)
Acquisition of treasury shares	—	(6.9)	—	—	—	(6.9)	—	(6.9)
Share-based compensation cost	—	—	8.1	—	—	8.1	—	8.1
Performance share units settlement	—	5.5	(5.4)	(0.1)	—	—	—	—
Dividends	—	—	—	(143.5)	—	(143.5)	(2.8)	(146.3)
Share of an associate’s equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Change in fair value of non-controlling interests liability (note 9)	—	—	—	1.0	—	1.0	(13.9)	(12.9)
Sale of shares in joint ventures	—	—	—	—	—	—	0.2	0.2

	(5.2)	(1.4)	0.5	(427.3)	—	(433.4)	(16.5)	(449.9)

Balance as at September 30, 2017	565.8	(21.9)	19.8	2,343.9	3.5	2,911.1	12.8	2,923.9

See accompanying notes

Condensed consolidated statements of changes in equity

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars)

	Attributable to the equity holders of the parent
	Capital stock	Treasury shares	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non- controlling interests	Total equity
Balance as at September 26, 2015	579.0	(18.5)	18.0	2,059.7	5.2	2,643.4	13.8	2,657.2
Net earnings	—	—	—	571.5	—	571.5	14.7	586.2
Other comprehensive income	—	—	—	(67.4)	(0.5)	(67.9)	—	(67.9)

Comprehensive income	—	—	—	504.1	(0.5)	503.6	14.7	518.3

Stock options exercised	12.4	—	(2.1)	—	—	10.3	—	10.3
Shares redeemed	(20.4)	—	—	—	—	(20.4)	—	(20.4)
Share redemption premium	—	—	—	(310.9)	—	(310.9)	—	(310.9)
Acquisition of treasury shares	—	(7.1)	—	—	—	(7.1)	—	(7.1)
Share-based compensation cost	—	—	8.5	—	—	8.5	—	8.5
Performance share units settlement	—	5.1	(5.2)	(0.1)	—	(0.2)	—	(0.2)
Dividends	—	—	—	(127.1)	—	(127.1)	(12.6)	(139.7)
Share of an associate’s equity	—	—	0.1	0.6	—	0.7	—	0.7
Change in fair value of non-controlling interests liability	—	—	—	(21.0)	—	(21.0)	(2.5)	(23.5)
Sale of shares in joint ventures	—	—	—	—	—	—	0.3	0.3
Repurchase of shares in joint ventures	—	—	—	0.8	—	0.8	(1.1)	(0.3)

	(8.0)	(2.0)	1.3	(457.7)	—	(466.4)	(15.9)	(482.3)

Balance as at September 24, 2016	571.0	(20.5)	19.3	2,106.1	4.7	2,680.6	12.6	2,693.2

See accompanying notes

Condensed consolidated statements of cash flows

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars)

	Fiscal Year		Fiscal Year
	2017	2016	2017	2016
	(13 weeks)	(12 weeks)	(53 weeks)	(52 weeks)
Operating activities
Earnings before income taxes	202.1	187.5	801.8	778.2
Non-cash items
Share of an associate’s earnings	(27.5)	(23.8)	(93.5)	(91.1)
Depreciation and amortization	46.0	43.9	194.2	182.8
Loss (gain) on disposal and write-offs of fixed and intangible assets and investment properties	(2.9)	0.7	(5.6)	1.9
Impairment losses on fixed assets	0.4	—	0.8	0.8
Impairment loss reversals on fixed and intangible assets	(1.6)	(3.9)	(5.3)	(5.0)
Share-based compensation cost	1.3	2.0	8.1	8.5
Difference between amounts paid for employee benefits and current period cost	(1.4)	(1.9)	(3.5)	(13.5)
Financial costs, net	15.5	14.0	63.9	61.4

	231.9	218.5	960.9	924.0
Net change in non-cash working capital items	55.3	32.4	(21.8)	(9.1)
Interest paid	(2.6)	(3.4)	(59.3)	(60.6)
Income taxes paid	(47.8)	(23.5)	(183.6)	(146.9)

	236.8	224.0	696.2	707.4

Investing activities
Business acquisitions (note 2)	—	—	—	(35.0)
Sale of shares in joint ventures	—	—	0.1	—
Net change in other assets	2.1	2.0	3.9	0.6
Dividends from an associate	2.9	2.6	11.6	9.4
Additions to fixed assets and investment properties	(114.7)	(85.9)	(328.3)	(278.0)
Disposal of fixed assets and investment properties	13.0	0.1	20.3	10.3
Additions to intangible assets	(15.3)	(13.7)	(40.6)	(35.6)

	(112.0)	(94.9)	(333.0)	(328.3)

Financing activities
Net change in bank loans	(0.2)	(1.3)	(0.3)	0.5
Shares issued (note 8)	0.3	0.3	10.7	10.3
Shares redeemed (note 8)	—	(71.7)	(302.6)	(331.3)
Acquisition of treasury shares (note 8)	—	—	(6.9)	(7.1)
Performance share units cash settlement	—	—	—	(0.2)
Increase in debt	0.8	3.9	737.7	222.3
Repayment of debt	(4.0)	(0.3)	(537.0)	(142.6)
Net change in other liabilities	2.2	0.4	0.1	2.1
Dividends	(36.9)	(32.9)	(143.5)	(127.1)

	(37.8)	(101.6)	(241.8)	(373.1)

Net change in cash and cash equivalents	87.0	27.5	121.4	6.0
Cash and cash equivalents — beginning of period	61.9	—	27.5	21.5

Cash and cash equivalents — end of period	148.9	27.5	148.9	27.5

See accompanying notes

Notes to interim condensed consolidated financial statements

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

1.	STATEMENT PRESENTATION

METRO INC. (the Corporation) is a company incorporated under the laws of Québec. The Corporation is one of Canada’s leading food retailers and distributors and operates a network of supermarkets, discount stores and drugstores. Its head office is located at 11011 Maurice-Duplessis Blvd., Montréal, Québec, Canada, H1C 1V6. Its various components constitute a single operating segment.

The unaudited interim condensed consolidated financial statements for the 13-week period and fiscal year ended September 30, 2017 have been prepared by management in accordance with IAS 34 “Interim Financial Reporting” and using the same accounting policies as those used in preparing the audited annual consolidated financial statements for the year ended September 24, 2016. They should be read in conjunction with the audited annual consolidated financial statements and accompanying notes which were presented in the Corporation’s 2016 Annual Report.

2.	BUSINESS ACQUISITIONS

In the first quarter of 2016, the Corporation acquired the assets of three affiliated stores in Québec which it already supplied, and of a food store from a competitor in Ontario. The total purchase price was $35.3, with a remaining balance of $0.1 to be paid as at September 30, 2017. The acquisition of these stores was accounted for using the purchase method. The stores’ results have been consolidated as of their respective acquisition dates.

3.	EVENTS AFTER THE REPORTING PERIOD

On October 2, 2017, the Corporation and The Jean Coutu Group (PJC) Inc. (“PJC”) announced that they had entered into a definitive combination agreement pursuant to which the Corporation will acquire all of the outstanding PJC Class A subordinate voting shares and all of the outstanding PJC Class B shares (collectively, the “PJC Shares”) for $24.50 per PJC Share (the “Purchase Price”), representing a total consideration of approximately $4,500.0, subject to regulatory and PJC shareholder approvals (the “Acquisition”). Under the terms of the Acquisition, PJC shareholders (“PJC Shareholders”) will receive an aggregate consideration which will consist of 75% in cash and 25% in common shares of the Corporation.

To finance the cash element of the Purchase Price, the Corporation secured access to committed bank facilities fully underwritten by Bank of Montreal, Canadian Imperial Bank of Commerce and National Bank of Canada. The committed facilities consist of a $500.0 term loan facility (itself consisting of a 3-year $100.0 tranche A, 4-year $150.0 tranche B and a 5-year $250.0 tranche C), a 1-month $250.0 bridge term facility, an asset sale term facility of $1,500.0 and a 1-year $1,200.0 term facility.

The Corporation completed the sale of the majority of its holding in Alimentation Couche-Tard Inc. on October 13, 2017 and October 17, 2017. As a result of such sale, the Corporation has terminated the $1,500.0 asset sale term facility and plans to use the proceeds of such sale to finance in part the Acquisition. The Corporation may also undertake alternative permanent financing to finance the transaction.

The Corporation also announced on October 11, 2017, a projected $400.0 investment over six years in its Ontario distribution network. The Corporation will modernize its Toronto operations between 2018 and 2023, building a new fresh distribution centre and a new frozen distribution centre.

Notes to interim condensed consolidated financial statements

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

4.	ADDITIONAL INFORMATION ON THE NATURE OF EARNINGS COMPONENTS

	Fiscal Year		Fiscal Year
	2017	2016	2017	2016
	(13 weeks)	(12 weeks)	(53 weeks)	(52 weeks)
Sales	3,228.4	2,928.9	13,175.3	12,787.9
Cost of sales and operating expenses
Cost of sales	(2,594.8)	(2,350.2)	(10,579.6)	(10,271.1)
Wages and fringe benefits	(172.3)	(157.1)	(711.0)	(697.8)
Employee benefits expense	(19.0)	(18.2)	(80.8)	(77.8)
Rents and occupancy charges	(112.0)	(98.1)	(441.4)	(420.7)
Others	(94.2)	(83.7)	(396.1)	(389.2)

	(2,992.3)	(2,707.3)	(12,208.9)	(11,856.6)

Operating income before depreciation and amortization and associate’s earnings	236.1	221.6	966.4	931.3

Depreciation and amortization
Fixed assets	(38.8)	(37.8)	(163.8)	(156.3)
Intangible assets	(7.2)	(6.1)	(30.4)	(26.5)

	(46.0)	(43.9)	(194.2)	(182.8)

Financial costs, net
Current interest	(0.3)	(2.2)	(3.0)	(5.8)
Non-current interest	(14.4)	(12.3)	(57.4)	(54.4)
Interest on defined benefit obligations net of plan assets	(1.2)	(0.9)	(4.6)	(3.7)
Amortization of deferred financing costs	—	(0.1)	(0.9)	(0.9)
Interest income	0.5	1.6	2.4	3.7
Passage of time	(0.1)	(0.1)	(0.4)	(0.3)

	(15.5)	(14.0)	(63.9)	(61.4)

Share of an associate’s earnings	27.5	23.8	93.5	91.1

Earnings before income taxes	202.1	187.5	801.8	778.2

Notes to interim condensed consolidated financial statements

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

5.	INCOME TAXES

The effective income tax rates were as follows:

	Fiscal Year		Fiscal Year
(Percentage)	2017	2016	2017	2016
	(13 weeks)	(12 weeks)	(53 weeks)	(52 weeks)
Combined statutory income tax rate	26.8	26.8	26.8	26.8
Changes
Share of an associate’s earnings	(2.0)	(1.9)	(1.8)	(1.7)
Others	(1.4)	(2.2)	(0.9)	(0.4)

	23.4	22.7	24.1	24.7

6.	NET EARNINGS PER SHARE

Basic net earnings per share and fully diluted net earnings per share were calculated using the following number of shares:

	Fiscal Year		Fiscal Year
(Millions)	2017	2016	2017	2016
	(13 weeks)	(12 weeks)	(53 weeks)	(52 weeks)
Weighted average number of shares outstanding – Basic	227.1	235.1	228.7	237.1
Dilutive effect under:
Stock option plan	1.1	1.6	1.3	1.5
Performance share unit plan	0.6	0.6	0.6	0.7

Weighted average number of shares outstanding – Fully diluted	228.8	237.3	230.6	239.3

7.	DEBT

On February 27, 2017, the Corporation issued a private placement of $400.0 aggregate principal amount of Series E unsecured senior notes, bearing interest at a floating rate equal to the 3-month bankers’ acceptance rate plus 57 basis points (0.57%) set quarterly and maturing February 27, 2020. The Corporation decided to allocate the proceeds of this issue to repay $450.0 of its revolving credit facility which had a weighted average interest rate of 1.90%.

Notes to interim condensed consolidated financial statements

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

8.	CAPITAL STOCK

COMMON SHARES ISSUED

The Common Shares issued were summarized as follows:

	Number
	(Thousands)
Balance as at September 26, 2015	242,285	579.0
Shares redeemed for cash, excluding premium of $ 310.9	(8,477)	(20.4)
Stock options exercised	703	12.4

Balance as at September 24, 2016	234,511	571.0
Shares redeemed for cash, excluding premium of $ 284.5	(7,433)	(18.1)
Stock options exercised	641	12.9

Balance as at September 30, 2017	227,719	565.8

TREASURY SHARES

The treasury shares were summarized as follows:

	Number
	(Thousands)
Balance as at September 26, 2015	743	(18.5)
Acquisition	165	(7.1)
Release	(243)	5.1

Balance as at September 24, 2016	665	(20.5)
Acquisition	170	(6.9)
Release	(256)	5.5

Balance as at September 30, 2017	579	(21.9)

The treasury shares are held in trust for the performance share unit plan (PSU). They are released into circulation when the PSUs settle.

Excluding the treasury shares from the Common Shares issued, the Corporation had 227,140,000 outstanding Common Shares issued as at September 30, 2017 (233,846,000 as at September 24, 2016).

Notes to interim condensed consolidated financial statements

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

STOCK OPTION PLAN

The outstanding options were summarized as follows:

		Weighted
		average
	Number	exercise price
	(Thousands)	(Dollars)
Balance as at September 26, 2015	3,838	20.34
Granted	392	40.40
Exercised	(703)	14.59
Cancelled	(44)	27.35

Balance as at September 24, 2016	3,483	23.67
Granted	394	40.23
Exercised	(641)	16.76
Cancelled	(56)	33.31

Balance as at September 30, 2017	3,180	26.94

The exercise prices of the outstanding options ranged from $15.09 to $44.73 as at September 30, 2017 with expiration dates up to 2024. 1,289,020 of those options could be exercised at a weighted average exercise price of $20.17.

The compensation expense for these options amounted to $0.5 and $2.1 respectively for the 13-week period and fiscal year ended September 30, 2017 ($0.5 and $2.2 in 2016).

PERFORMANCE SHARE UNIT PLAN

The number of PSUs outstanding was as follows:

Number
(Thousands)
Balance as at September 26, 2015	741
Granted	184
Settled	(247)
Cancelled	(14)

Balance as at September 24, 2016	664
Granted	186
Settled	(257)
Cancelled	(46)

Balance as at September 30, 2017	547

The compensation expense for the PSU plan amounted to $0.8 and $6.0 respectively for the 13-week period and fiscal year ended September 30, 2017 ($1.5 and $6.3 in 2016).

Notes to interim condensed consolidated financial statements

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

9.	FINANCIAL INSTRUMENTS

The non-current financial instruments’ book and fair values were as follows:

	As at September 30, 2017		As at September 24, 2016
	Book value	Fair value	Book value	Fair value
Other assets
Loans and receivables
Loans to certain customers	40.3	40.3	31.4	31.4

Non-controlling interests
Financial liability held for trading	36.6	36.6	244.8	244.8

Debt
Other financial liabilities
Revolving Credit Facility	—	—	184.6	184.6
Series E Notes	400.0	400.9	—	—
Series C Notes	300.0	308.1	300.0	317.9
Series B Notes	400.0	477.8	400.0	494.2
Series D Notes	300.0	322.4	300.0	343.4
Loans	35.6	35.6	39.0	39.0

	1,435.6	1,544.8	1,223.6	1,379.1

The fair value of loans to certain customers, revolving credit facility and loans payable is equivalent to their carrying value since their interest rates are comparable to market rates. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs.

The fair value of notes represents the obligations that the Corporation would have to meet in the event of the negotiation of similar notes under current market conditions. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs.

The fair value of the non-controlling interest-related non-current liability is equivalent to the estimated price to be paid, which is based mainly on the discounted value of the projected future earnings of Première Moisson and MissFresh (Adonis, Phoenicia and Première Moisson as at September 24, 2016), as of the date the options will become exercisable. The Corporation categorized the fair value measurement in Level 3, as it is derived from data that is not observable. The projected future earnings of these entities are measured again at each period using a strategic development plan with a weighted annual growth rate of 7.4% as at September 30, 2017 (7.1% as at September 24, 2016). A 1% increase in these earnings would not result in a significant increase in the fair value of the non-controlling interest-related liability.

Notes to interim condensed consolidated financial statements

Periods ended September 30, 2017 and September 24, 2016

(Unaudited) (Millions of dollars, unless otherwise indicated)

The changes of the non-controlling interest-related liability were as follows:

Total
Balance as at September 26, 2015	221.3
Change in fair value	23.5

Balance as at September 24, 2016	244.8
Issuance through business combinations	3.2
Change in fair value	12.9

Balance as at September 30, 2017	260.9

Current portion	224.3
Non-current portion	36.6

Balance as at September 30, 2017	260.9

In accordance with the shareholder agreement, the Corporation will acquire the minority interests in Adonis and Phoenicia shortly after this fiscal year. Consequently, the Corporation has reclassified the liability for these non-controlling interests as current liabilities. The fair value of the current liability for these non-controlling interests corresponds to an estimation of the price to be paid based on Adonis and Phoenicia’s fiscal 2017 results in accordance with the agreements between the parties.

10.	APPROVAL OF FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the 13-week period and fiscal year ended September 30, 2017 (including comparative figures) were approved for issue by the Board of Directors on November 21, 2017.

INFORMATION

METRO INC.’s Investor Relations Department

Telephone: (514) 643-1000

METRO INC.’s corporate information and press releases

are available on the Internet at the following address: www.metro.ca